UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NASDAQ, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

631103108

(CUSIP Number)

Thoma Bravo, L.P.

110 N. Wacker Drive, 32nd Floor

Chicago, IL 60606

Attention: Gerald T. Nowak

Telephone: (312) 254-3300

With a copy to:

Kirkland & Ellis LLP

333 West Wolf Point Plaza

Chicago, IL 60654

Attention: Bradley C. Reed, P.C., Michael P. Keeley, P.C.

Telephone: (312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS Argus Seller, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,804,207
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,804,207

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,804,207
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.42%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAME OF REPORTING PERSONS Thoma Bravo UGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,804,207
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,804,207

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,804,207
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.42%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Explanatory Note

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D filed with the Securities and Exchange Commission on November 3, 2023, (the “Existing 13D”), is hereby amended in this Amendment No. 1 as set forth below (the “Amendment” or “Statement”). Except as set forth herein, the Existing 13D is unmodified and remains in full force and effect. Capitalized terms not defined herein have the meanings ascribed to them in the Existing 13D.

The Amendment is being filed to report changes in the beneficial ownership of the Reporting Persons with respect to the voting common stock, par value $0.01 per share (the “Common Stock”), of Nasdaq, Inc., a Delaware corporation (the “Issuer”), and reflects a reduction in reported beneficial ownership due to sales of Common Stock made by the Reporting Persons in an underwritten public offering and concurrent share repurchase.

ITEM 1.	Security and Issuer

Item 1 of the Existing 13D is hereby amended and restated in its entirety:

The class of equity security to which this Statement relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 151 W. 42nd Street, New York, New York 10036. Percentages in this Statement are calculated assuming 576,532,584 shares of Common Stock outstanding as of April 24, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 2, 2024.

As of July 30, 2024, as reflected in this Statement, the Reporting Persons beneficially owned that number of shares of Common Stock set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

ITEM 4.	Purpose of Transaction

Item 4 of the Existing 13D is hereby amended and restated to add the following at the end thereof:

On July 29, 2024, Argus Seller, LP (“Argus Seller”) entered into an underwriting agreement (the “Underwriting Agreement”) with the Issuer and Goldman Sachs & Co. LLC, as the underwriter (the “Underwriter”), relating to an underwritten secondary public offering of 41,604,207 shares of Common Stock by Argus Seller at a price of $64.58 per share (the “Secondary Offering”). Argus Seller received total proceeds from the Secondary Offering of $2,686,799,688.06, before deducting offering expenses.

The Secondary Offering was made pursuant to an automatic shelf registration statement on Form S-3 filed by the Issuer with the Securities and Exchange Commission on April 30, 2024, and closed on July 30, 2024. Pursuant to the Underwriting Agreement, Argus Seller agreed to customary lock-up provisions in respect of shares of the Issuer’s Common Stock for a period of 90 days starting from the date of the Underwriting Agreement, except as the Underwriter permits.

On July 25, 2024, Argus Seller entered into a Stock Repurchase Agreement (the “Stock Repurchase Agreement”) with the Issuer, pursuant to which Argus Seller agreed to sell to the Issuer 1,200,000 shares of Common Stock (the “Repurchased Shares”) at the price per share to be paid by the Underwriter in the Secondary Offering (the “Repurchase”), which amount was subject to reduction in the event the aggregate purchase price for the Repurchased Shares exceeded $120,000,000. The consummation of the Repurchase was conditioned on the consummation of the Secondary Offering. Argus Seller received total proceeds from the Repurchase of $77,496,000.00, before deducting offering expenses.

ITEM 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Existing 13D are hereby amended and restated in their entirety:

(a) – (b) The percentages of beneficial ownership in this Statement are based on an aggregate of 576,532,584 shares of Common Stock outstanding as of April 24, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 2, 2024.

The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Statement and are incorporated herein by reference.

Argus Seller is the direct holder of 42,804,207 shares of Common Stock, which shares may be deemed to be beneficially owned by Thoma Bravo UGP, LLC.

The Reporting Persons did not effect any transactions in the Common Stock during the sixty day period prior to the filing of this Amendment that have not been previously reported, other than the sales on July 30, 2024 of 41,604,207 shares of Common Stock in the Secondary Offering and 1,200,000 shares of Common Stock in the Share Repurchase, each at a price of $64.58 per share.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 6 is hereby amended by incorporating by reference the disclosure set forth in Item 4 of this Amendment regarding the Underwriting Agreement and Stock Repurchase Agreement.

ITEM 7.	Material to be Filed as Exhibits

99.1	Joint Filing Agreement, dated November 3, 2023, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on November 3, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2024

Argus Seller, LP

/s/ Holden Spaht
By: Holden Spaht
Title: Vice President and Assistant Treasurer

Thoma Bravo UGP, LLC

/s/ Holden Spaht
By: Holden Spaht
Title: Managing Partner